NO ACT

DC
PO
10-1-10

Act: 1933
Section: 5
Rule:
Public Availability: 11-5-2010

November 5, 2010

Received SEC
NOV 05 2010
Washington, DC 20549



Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Poplogix LLC
Incoming letter dated October 1, 2010

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that neither the Loans nor the Notes are securities as defined in Section 2(a)(1) of the Securities Act of 1933, Poplogix LLC or the Company offers and sells the Loans or Notes without registration under the Securities Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mail Stop 4561

Edwin T. Markham
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, New York 10169-0079

Re: Poplogix LLC

Dear Mr. Markham:

In regard to your letter of October 1, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SATTERLEE STEPHENS BURKE & BURKE LLP
230 PARK AVENUE
NEW YORK, NY 10169-0079
(212) 818 9200

33 WOOD AVENUE S.
ISELIN, NJ 08830-2735
(732) 603-4966

FAX (212) 818-9606/7
www.ssbb.com

October 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Section 2(a)(1) and Section 5
of the Securities Act of 1933

Re: Request for No-Action Letter

Dear Ladies and Gentlemen

We represent Poplogix LLC, which wishes to form an entity (the "Company") that will facilitate the making of loans by members of the public to artists, such as musicians, film-makers, graphic artists, etc., to fund specific artistic projects. On behalf of our client, we request that the Division of Corporation Finance advise us that it will not recommend to the Securities and Exchange Commission (the "Commission") that it take any enforcement action against our client or the Company if, in the circumstances described herein, any offers and sales of such loans or any promissory notes issued by artists to their lenders in connection with such loans are made without being registered with the Commission under Section 5 of the Securities Act of 1933, as amended (the "Securities Act", and together with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the "Securities Acts").

I. BACKGROUND

The Company will establish a website (the "Website") to promote and solicit the making of loans ("Loans") by members of the public as lenders to artists (either individual artists, such as sculptors, painters or musicians, or groups of affiliated artists such as bands, orchestras, theater groups, etc.) as borrowers.[1]

Artists will submit project proposals for inclusion on the Website. Approval of project proposals for inclusion on the Website will be wholly within the discretion of the Company. The Company may assist the artist in preparing the proposal. The proposals will describe the project requiring funding, the total amount of funds being solicited, and the material terms and conditions of the requested Loan (e.g., maturity date, required payments, funding

[1] Although our client expects that the majority of Loans will be made directly to the artists themselves, Loans may also be made to entities, such as corporations, limited liability companies and partnerships, owned and/or controlled by the artists, which have been formed by the artists for the purpose, among other things, of limiting their potential personal liability.

deadlines, etc.). Projects may be funded in stages, e.g., with respect to a film project, separate Loans for the pre-production, production and post-production stages.

Members of the public will make Loans to the artists through the Website. At the present time, it is not anticipated that there will be a maximum limit on the principal amount of any Loan. That is, certain projects, such as film projects, may require significant funding, and the Website will allow a lender to lend up to the entire amount required to fund a project. It is also not presently contemplated that there will be any maximum limit on the amount of funds solicited with respect to any particular project or artist featured on the Website.

It is expected that the artist will include desired loan terms in their project descriptions on the Website, including the aggregate amount of funding required to complete the project, the amount of funds sought from the public, funding deadlines, the maturity date of the loans and a repayment schedule. Such terms may include options from which a lender may choose (e.g., different loan amounts or funding or payment dates). In addition, there may be circumstances in which lenders and borrowers will communicate to establish mutually agreeable terms for a Loan, including loan amount(s), loan and repayment date(s) and use of proceeds, provided, however, that under no circumstances may the lender receive anything of tangible value in connection with a Loan except repayment of principal.

Members of the public wishing to make a Loan to an artist to fund a proposal featured on the Website will be required to execute loan documentation prepared and provided by the Company. Artists receiving Loans will also be required to execute loan documentation prepared and provided by the Company, which may include promissory notes ("Notes") evidencing the Loans received by them. The borrowers and lenders are expected to have little or no input into the form and content of loan documentation, which will generally follow standard forms prepared by the Company.

The loan documentation to be executed by the lenders and borrowers will include the following terms and conditions, which will also be prominently disclosed on the Website:

(i) lenders will receive no interest, premium, penalties or fees with respect to any Loans;

(ii) lender will be entitled to receive from the borrower, and the borrower will be obligated to pay to such lender, only the principal amount of the Loan and no more;

(iii) under no circumstances may a borrower provide anything of tangible value to the lender over and above the principal amount of such lender's Loan, including, without limitation, any "gifts" of free artwork, free admission to performances, free art lessons, or the provision of any other product or service at below fair market value; and

(iv) The Loans and the Notes, if any, will be non-transferable and non-negotiable by the lender.

Thus, the Loans will be structured to eliminate any possibility that any lender will make a "profit" on a Loan.

The Company anticipates that certain members of the public will be motivated to make Loans through the Website to support particular artists or projects because of their personal relationship with such artist (e.g., friends and family), their appreciation for such artists or projects or their appreciation of the arts in general, e.g., fans of an artist or cultural benefactors.

All material terms of the Loans will be fully disclosed to the lenders and borrowers, in particular the prohibition on the payment of interest on the Loans or anything of value beyond principal. The loan documentation provided to prospective lenders on the Website and otherwise, and the Website itself, will clearly and prominently disclose that the Loans are not investments. Furthermore, the loan documentation executed by the lender (including electronically by "click through" on the Website) will include representations and acknowledgements by the lender that the lender understands and agrees that (i) the Loan is not being viewed by the lender as an investment, (ii) the lender does not expect to derive any economic profit from the Loan, (iii) the Company is not guaranteeing repayment of the Loans and is making no representations regarding the creditworthiness of the borrowers, and (iv) the Loan bears a high degree of risk and that the lender's principal may not be repaid on a timely basis or ever. The Website itself will contain similar disclosures.

The Company will take an active role in all aspects of the Website and the Loans, including, without limitation, soliciting artists to participate in the Website, assisting in the drafting of the artists' proposals to be featured on the Website, drafting all documentation relating to the Loans, soliciting lenders via the Website and other media, receiving Loan funds from the lenders (which will be deposited and held in escrow accounts established by the Company), disbursing such funds to the artist-borrowers, collecting Loan payments from artist-borrowers and distributing such payments to lenders.

The Company will charge the artists fees for participating in the Website. The nature of such fees has not yet been finally determined, but such fees may be based on the principal amount of the Loan, the maturity date of the Loan, and/or other factors. It is currently expected that the Company will be paid a 2-3% transaction fee based on the total funds raised at the time the Loan is funded, which will be deducted from the funds raised, and a 1-2% transaction fee when the loan is repaid, which will be paid by the artists. It is expected that any interest earned on escrowed Loan funds pending funding or repayment of the Loans will be retained by the Company and applied against the fees described above, to the extent of such fees. Lenders will not be charged any fees.

Participation in the making of Loans will be open to all members of the public above the age of 18. While it is possible that a lender would lend the entire amount of funds sought by a proposal, members of the public will be allowed to lend less than the entire amount of funds sought, subject to specified minimum thresholds, which may vary depending upon the project and the aggregate amount of funding sought. Thus, any particular project may involve a number of different lenders and loans.

In addition to the Website, The Company may solicit the making of Loans through television, radio, on-line or print media advertising or through other means of general solicitation. The Company currently expects that advertising and promotion of the website and its services will be targeted primarily to artists. It is expected that in the first year of the service, online advertisements will be placed using search engine advertisers as well as social media properties. The Company may also advertise in online association trade journals catering to specific artist interests. In addition, the Company intends to promote the service through direct e-mail marketing to artist associations, arts councils and other artist community sites and at festivals and conferences. Outreach by the Company to prospective lenders is expected to be minimal. Driven primarily through public relations efforts to media sources that follow the private lending, micro loan and artistic venture financing, the Company will market the website to the public as a way to support the arts and the creative endeavors of people in their social media networks. The Company intends to encourage artists to reach out to their social media contacts in order to secure loans from lenders they already know. Thus, it is expected that it will be largely up to the artist to market their projects.

II. LEGAL ANALYSIS

We have asked the Division of Corporation Finance to confirm that it will not recommend enforcement action to the Commission if neither the Loans nor any offers and sales of the Notes are registered with the Commission under the Securities Act. For the reasons set forth below, it is our opinion that the Loans (and any Notes evidencing the Loans)[2] are not "securities" within the meaning of the Securities Acts, and, therefore, that neither the Loans nor any Notes are subject to regulation by the Commission.

Overview

The two most pertinent Supreme Court cases discussing the definition of "security" under the Securities Acts are Reves v. Ernst & Young, 494 U.S. 56 (1990), and Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946). Reves sets forth the principles for determining whether "notes" are securities, while Howey sets forth the principles for determining if instruments or arrangements are "investment contracts" and, thus, securities. Although Reves addresses the definition of "security" under Section 3(a)(10) of the Exchange Act and Howey addresses the definition of "security" under Section 2(a)(1) of the Securities Act, the Supreme Court has held that the definition of "security" may be considered the same under both of the Securities Acts. Reves, 494 U.S. at 61.

[2] For convenience, as used in this Section II, the term "Notes" includes the Notes and all other instruments or items with respect to the Loans, including the Loans themselves, that may be considered "securities" under the Securities Acts.

The Reves Court held that, while Section 3(a)(10) of the Exchange Act, defining "security," refers to "any note," not all promissory notes are securities within the meaning of the Securities Acts. The determination of whether a promissory note is a security under the Securities Acts begins with an understanding of the fundamental purpose of the Securities Acts, which is to regulate schemes seeking the use of others' money on the "promise of profits."

The Reves Court adopted a family resemblance/four factor test to be applied to distinguish promissory notes issued and purchased for investment purposes, which are securities, from promissory notes issued and purchased for some other purpose, which are not.

The Notes should not be considered securities under the Reves four factors test, because (i) the motivation of the borrower (artist) is not to raise money for the general use of a business enterprise and the lender is not primarily interested in profits on the Loan (Reves factor one); (ii) the Notes will not be subject to common trading for speculation or investment (Reves factor two); and (iii) the Notes will not be marketed as, and the public would not perceive the Notes to be, investments (Reves factor three). Although the Notes will not be subject to another regulatory scheme or other risk-reducing feature (Reves factor four), this factor alone should not suffice to cause the Notes to be deemed securities, when weighed against the other three Reves factors.

The staff of the SEC (the "Staff") has issued several no-action letters with respect to the applicability of the Securities Acts to instruments that provide no possibility or potential for profit or capital appreciation that support our opinions expressed in this request (e.g., Service Centers Corporation (publicly available May 21, 1992), and CanAccord Capital Corporation (publicly available January 18, 2002).

Finally, the Notes and the Loans are not "investment contracts," and therefore "securities," under the Howey test. The Howey test specifically requires an "expectation of profit" in order for the transaction to be subject to the Securities Acts. Because there will be no "expectation of profit," the Loans and Notes should not be considered securities under Howey.

Analysis of Reves

Assuming that Notes are issued with respect to the Loans (or the Loan documentation is otherwise considered to fall within the category of "notes" under the Securities Acts), it is our opinion that the Notes should not be considered "securities" under the Securities Acts. The leading case with respect to the determination of whether "notes" constitute "securities" under the Securities Acts is the U.S. Supreme Court's decision in Reves. Reves involved the issue of whether unsecured and uninsured demand promissory notes, paying a variable interest rate, issued by a farmers' cooperative to the public, constituted "securities." The Court of Appeals, applying the test created by the U.S. Supreme Court in Howey (regarding whether an instrument is an "investment contract"), had held the notes were not securities. The Reves Court rejected the application of the Howey test to promissory notes issued by the farmer's cooperative and instead adopted a "family resemblance" test to determine whether a promissory note was a security.

The Reves Court concluded that:

> . . . in determining whether an instrument denominated a "note" is a "security," courts are to apply the version of the "family resemblance" test that we have articulated here: A note is presumed to be a "security," and that presumption may be rebutted only by a showing that the note bears a strong resemblance (in terms of the four factors we have identified) to one of the enumerated categories of instrument. If an instrument is not sufficiently similar to an item on the list, the decision whether another category should be added is to be made by examining the same factors.

494 U.S. at 67

The "enumerated categories" cited by the Reves Court were the following types of notes identified as not being securities by the Second Circuit Court of Appeals in Exchange National Bank of Chicago v. Touche Ross & Co., 544 F.2d 1125, 1138 (2d Cir. 1976) and Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984):

> . . . the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a 'character' loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open-account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized) . . . [as well as] notes evidencing loans by commercial banks for current operations.

See Reves, 494 U.S. at 68.

After setting forth the categories of notes that did not constitute securities, the Reves Court went on to state as follows:

> Moreover, as the Second Circuit itself has noted, its list is "not graven in stone," and is therefore capable of expansion. Thus, some standards must be developed for determining when an item should be added to the list.
>
> An examination of the list itself makes clear what those standards should be. In creating its list, the Second Circuit was applying the same factors that this Court has held apply in deciding whether a transaction involves a "security." First, we examine the transaction to assess the motivations that would prompt a

> reasonable seller and buyer to enter into it. If the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a "security." If the note is exchanged to facilitate the purchase and sale of a minor asset or consumer good, to correct for the seller's cash-flow difficulties, or to advance some other commercial or consumer purpose, on the other hand, the note is less sensibly described as a "security." Second, we examine the "plan of distribution" of the instrument, to determine whether it is an instrument in which there is "common trading for speculation or investment." Third, we examine the reasonable expectations of the investing public: The Court will consider instruments to be "securities" on the basis of such public expectations, even where an economic analysis of the circumstances of the particular transaction might suggest that the instruments are not "securities" as used in that transaction. Finally, we examine whether some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument, thereby rendering application (citations omitted)

Id at 66-67.

Before creating the four-factor test described above, the Reves Court examined the purpose underlying the Securities Acts and used this purpose to inform the Court's interpretation of the definition of "security." The Reves Court states:

> The fundamental purpose undergirding the Securities Act is "to eliminate serious abuses in a largely unregulated securities market." *United Housing Foundation Inc. v. Forman*, 421 U.S. 837, 849, 95 S.Ct. 2051, 2059, 44 L.Ed.2d 621 (1975). In defining the scope of the market that it wished to regulate, Congress painted with a broad brush. It recognized the virtually limitless scope of human ingenuity, especially in the creation of "countless and variable schemes devised by those who seek the use of the money of others on the promise of profits," *SEC v. W.J. Howey Co.*, U.S. 293, 299, 66 S.Ct. 1100, 1103, 90 L.Ed. 1244 (1946) . . . .

494 U.S. at 60-61.

The Reves Court is careful to indicate that the definition of "security" is not all-encompassing, stating that in enacting the Securities Acts, Congress did not "intend to provide a broad federal remedy for all fraud" (citing *Marine Bank v. Weaver*, 455 U.S. 551, 556 (1982)). Id. at 61.

The Supreme Court's finding that the essential underlying purpose of federal securities regulation is protection against schemes premised upon "the promise of profits" leads the Court to hold that the critical feature defining a "security" under the Securities Acts is its character as an "investment." Thus, in the Reves opinion, the Supreme Court states that Congress "enacted a definition of 'security' sufficiently broad to encompass virtually any instrument that might be sold as an investment" (id.), that "Congress' purpose in enacting the securities laws was to regulate investments, in whatever form they are made and by whatever name they are called" (id.) (emphasis in original), and that "we have consistently identified the fundamental essence of a 'security' to be its character as an 'investment'" (id. at 68-69).

With respect to promissory notes, the Reves Court stated that while common stock is by its nature an investment, and consequently, the "quintessence of a security,"

> the same simply cannot be said of notes, which are used in a variety of settings, not all of which involve investments. Thus, the phrase "any note" should not be interpreted to mean literally "any note," but must be understood against the backdrop of what Congress was attempting to accomplish in enacting the Securities Acts. [*i.e.*, regulating investments]

Id. at 62-63.

In its footnote to the above statement, the Reves Court noted that its approach "has the corresponding advantage, though, of permitting the SEC and the courts sufficient flexibility to ensure that those who market investments are not able to escape the coverage of the Securities Acts by creating new instruments that would not be covered by a more determinate definition." Id. at 63 n. 2 (emphasis added).

In fact, the expectation of some tangible benefit to the lender on the funds loaned over and above the return of principal is an essential attribute of the term "investment" as such term is commonly understood in the context in which such term is used by the Reves Court. This is exemplified by the dictionary definitions of "investment" as "an expenditure of money for income or profit" and "the commitment of funds with a view to minimizing risk and safeguarding capital while earning a return." Webster's Third New International Dictionary of the English Language. In addition, the Supreme Court's own language in the critical cases of Reves and Howey, which characterize the promise or possibility of profit or capital appreciation as an essential attribute of an investment, support the view that the commitment of funds without any expectation of a "return" on such funds in terms of a tangible benefit cannot constitute an "investment" in the sense used by the Reves Court.[3]

---

[3] Of course, the term "investment" is often used in connection with the expectation of a non-tangible benefit, such as the personal gratification lenders will presumably receive from making their Loans, but those expectations are clearly not the type of investment Congress intended to regulate under the Securities Acts. See United Housing Foundation Inc. v. Forman, 421 U.S. 837, 849 (1975), where the Supreme Court held that the

As can be seen from the language of the Reves Court quoted above, the primary purpose of the family resemblance/four factor test adopted by the Reves Court is to enable courts to determine whether a promissory note was purchased or sold as an investment (and therefore constituted a "security") or for some other purpose (and therefore would not be a "security").

Application of Reves to the Notes

For the reasons set forth below, it is our opinion that, under the Reves four factor test, the Notes should not be considered securities.

First Reves Factor: Motivations of Buyer and Seller

The first Reves factor is the "motivations of the buyer and seller" (or lender and borrower), i.e., if the seller's purpose is to "raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profits the note is expected to generate, the instrument is likely to be a 'security.'" On the other hand, "if the note is exchanged to . . . advance some . . . commercial or consumer purpose . . . the note is less sensibly described as a "security." (494 U.S. at 66-67) (emphasis added).

Applying this test to the Notes, the sellers (artists) will be soliciting loans only for specific projects that will be described in detail on the Website, not for general use. See, e.g., Holloway v. Peat, Marwick, Mitchell &Co., 900 F.2d 1985, 1989, n.1 (10th Cir. 1990) (holding that the use of proceeds to buy specific assets or services rather than general financing indicates the instrument is not a security under the first Reves factor).

The more important point is that the language of the Supreme Court describing the first Reves factor (using "and" instead of "or" with respect to buyers' and sellers' motivations) requires both buyers' and sellers' motivations to be investment-oriented in order to indicate that the note in question is a security. With respect to the Notes, it is clear that the lender cannot be primarily interested in the profit that the Note is expected to generate because the Notes cannot generate any "profit."

The Reves Court explicitly defines "profit" in the context of promissory notes, stating

> We emphasize that by "profit" in the context of notes, we mean "a valuable return on an investment," which undoubtedly includes interest.

494 U.S. at 69.

---

prospect of reduced rent attributable to certain revenue generating services provided by Co-op City was "far too speculative and insubstantial to bring the entire transaction within the Securities Acts."

A "valuable return on an investment" as used by the Supreme Court in Reves cannot sensibly be interpreted so broadly as to encompass inner satisfaction upon benefiting the arts (the very definition of a "non-profit" motivation) in the absence of any accompanying tangible or economic benefit.

The Court in Reves refers to a "commercial or consumer purpose" as being a purpose supporting the conclusion that the instrument does not constitute a "security." In the case of the Notes, the purpose of the artist/borrowers could be described as commercial, in that the creation of art is their business, and the purpose of the lenders could be described as commercial, in that their purpose is to support the purpose of the artist/borrowers. Likewise, a purpose of supporting the arts could be said to be a consumer purpose. In any case, it is clear from the context in Reves and the application of Reves by others, see, e.g., CanAccord Capital Corporation, supra at 5, that the critical factor is not whether the purpose is commercial or consumer-related, but rather that it is a purpose other than an investment purpose.

Robyn Meredith, Inc. v. Levy, 440 F. Supp.2d 378 (D. N. J. 2006), involved interest-free promissory notes issued as partial consideration for the sale of a business. The federal district court applied the Reves test and held that the notes were not "securities" under the Securities Acts. With respect to the first Reves factor, the court stated that

> [T]he note given to the Plaintiffs was partial payment, combined with cash, for the sale of a business. This Court concludes . . . that "in no way" could the defendants have purchased the notes for speculation or investment. . . . [T]he note here was not held out as an investment to [the seller/lender], but as a loan for completing the commercial sale of business between the two parties.

Id at 386. Like the notes at issue in Robyn Meredith, the Notes will not bear interest and will be issued for a purpose other than investment.

In Glazer v. Abercrombie & Kent, Inc., 2009 WL 3060269 (N.D. Ill. Sept. 22, 2009), the federal district court held that the purchase and sale of country club memberships was not subject to the federal securities laws. In applying the first factor of the Reves test, the Glazer court noted that the primary motivation of the purchasers was to use the club's residences and "the investment portion of the transaction was secondary." Id at *8. Similarly, given the lack of interest or profit potential, the primary purpose of the purchasers of the Notes must be considered to benefit the arts, or to further the artistic or commercial goals of the artists, rather than for investment purposes.

In Re Tucker Freight Lines (Cole v. Walhout), 789 F. Supp. 884 (W.D. Mich. 1991) involved former employees of a freight company who entered into wage deferral contracts to save the company from bankruptcy. Under these contracts, the parties agreed that the company would deduct 15% from the employees' paychecks and pay each employee the deferred amount over time without interest as the company returned to profitability.

The Tucker Freight Lines court analyzed the wage deferral contracts under the Reves test. The court first noted that the wage deferral contracts did not bear a strong resemblance to any of the categories of instruments that the Supreme Court had held were not securities. The Tucker Freight Lines court then moved on to the Reves four factor test, but did not apply all four factors to the wage deferral contracts. Instead, the Tucker Freight Lines court cited the requirement of the first Reves factor that the buyer of the note (lender) be "interested primarily in the profit the note is expected to generate" as being "dispositive" of the case. Id. at 890. Since the employees expected no profits from the contracts, the court concluded that the contracts could not be considered "securities."

Thus, it is our opinion that the first Reves factor would support a finding that the Notes were not securities under the Securities Acts. In addition, the federal district court's holding in Tucker Freight Lines supports our opinion that the first Reves factor should be weighed more heavily than the other three factors and may indeed, in the words of the court, be "dispositive."

Second Reves Factor: Common Trading for Speculation or Investment

The second Reves factor requires an examination of the plan of distribution of the instrument "to determine whether it is an instrument in which there is 'common trading for speculation or investment.'" 494 U. S. at 67. This factor, therefore, encompasses two distinct elements: (i) whether there is "common trading" of the Notes and (ii) if so, whether such common trading is for "speculation or investment."

With respect to the first element, the Notes will not be transferable and there will be no possibility of any "trading" of the Notes. Although the Notes may be marketed in ways that could constitute general solicitation under the Securities Act, the marketing is actually targeted at patrons of the arts, rather than the investing public generally. Lack of transferability has also been cited as a factor that cuts against a finding that there is common trading in notes. See Resolution Trust Corporation v. Stone, 998 F.2d 1534, 1539 (10th Cir. 1993) and CanAccord Capital Corporation at 2.

However, even if the initial offer of the Notes is deemed sufficient to constitute the requisite "common trading,"[4] it is clear that the equally necessary element of "for speculation or investment" is not present. Once again, the critical aspect of the Notes that under no circumstances can they yield any profit in the sense of any tangible or economically valuable return on the principal amount lent limits the potential for "speculation or investment."

[4] Note that from the federal court decisions interpreting the second factor of the Reves test, the actual number of purchasers or offerees does not itself appear to be a determinative factor insofar as courts have held that sales to relatively few purchasers may satisfy the second Reves factor (e.g., SEC v. Global Telecom Services LLC, 325 F. Supp.2d 94 (D. Conn. 2004) (Reves plan of distribution factor met by sales of notes to five purchasers), while other courts have held that sales to up to four hundred purchasers would not satisfy the second Reves factor (See Glazer, 2009 WL 306029at *8).

Thus, it is our opinion that the second Reves factor would support a finding that the Notes were not securities under the Securities Acts.

Third Reves Factor: Expectations of Investing Public

The third Reves factor is whether the Notes would be considered securities on the basis of the "reasonable expectations of the investing public," even where the economic realities of the particular instrument might suggest otherwise. In order to satisfy this factor, there must be some circumstance that would create a public perception that the Notes were investments. For example, the promissory notes in Reves were characterized as "investments" in the advertisements for the notes and there was no countervailing factor to lead a reasonable person to question this characterization. 494 U.S. at 70. Conversely, in Banco Espanol de Credito v. Security Pacific National Bank, 973 F.2d 51, 56 (2d Cir. 1992), the Second Circuit found the third Reves factor was not met with respect to loan participations where the purchasers were given specific notice that the instruments were participations in loans and not investments in a business enterprise. Similarly, in Glazer, the court found the third Reves factor not to be met where documentation signed by the purchaser included the purchaser's representation that his purchase was not being viewed as an investment and the purchaser did not expect to derive economic profits from the purchase. 2009 WL 306029 at *10.

As described above in the "Background" section of this no-action request letter, the Loans will not be advertised as investments in any way, and specific disclaimers will be provided to, and representations made by, all lenders, on the Website and in the loan documentation, to the effect that: (i) the Loans are not investments, (ii) there will be no interest paid on the Loans, and (iii) there will be no profit potential or economic or tangible benefit with respect to the Loans whatsoever other than return of principal. Based upon these facts, the Notes could not possibly be perceived as "investments" by the lenders or the investing public.

Thus, it is our opinion that the third Reves factor would support a finding that the Notes were not securities under the Securities Acts.

Fourth Reves Factor: Presence of Risk-Reducing Features

The fourth Reves factor is whether some feature such as the existence of another regulatory scheme significantly reduces the risk of the instrument, thereby rendering application of the Securities Acts unnecessary. The existence of "another regulatory scheme" has been applied to exempt from federal securities regulation instruments that may otherwise be considered investments (and, thus, securities) that have been issued by entities such as banks or insurance companies that are already subject to extensive governmental regulation. In addition, courts have cited risk-reducing factors such as the existence of collateral security as supporting a finding that the instrument in question is not a security.

However, where none of the other indicia of a security (i.e., the first three Reves factors) are present, courts have not held the mere lack of a risk-reducing factor with nothing more would be sufficient to cause an instrument to constitute a security. Such an approach would result in every risky instrument not otherwise subject to government regulation being considered a security, contrary to the Reves Court's emphasis that the Securities Acts do not create a general federal cause of action for fraud. Thus, while the Notes are not subject to any other regulatory scheme or risk-reducing factor, this fact alone should not be sufficient to cause the Notes to be considered securities under the Securities Acts.

In Robyn Meredith, the court found that the fourth Reves factor favored the conclusion that the notes at issue were securities, because the notes were "uncollateralized, uninsured, and not regulated by any statute or agency," but nonetheless held that, based on the first three Reves factors, the notes were not securities. 440 F. Supp.2d at 386-387.

In conclusion, under the Reves four factor test, the first three factors all support a finding that the Notes are not securities under the Securities Acts, and the lack of any risk-reducing features (the fourth Reves factor), in and of itself, is insufficient to rebut this finding. It is our opinion, therefore, that, under the Reves four factor test, the Notes are not securities under the Securities Acts.

Commission No-Action Letters

The Staff has issued several no-action letters in which the Staff advised that it would not recommend enforcement action to the Commission with respect to the potential application of the Securities Acts to instruments that, like the Notes, provided no potential profit to purchasers. The most pertinent of these letters are summarized below.

Service Centers Corporation (publicly available May 21, 1992) involved stock and notes issued by Service Centers Corporation ("SCC"), a non-profit corporation formed to operate service centers for credit unions. Credit unions could purchase shares of stock of SCC which did not entitle holders to any dividends or potential for capital appreciation or profit and were not freely transferable. On withdrawal from SCC and consequent redemption by SCC of the withdrawing credit union's SCC stock, the withdrawing credit union could receive a promissory note from SCC representing a portion of its returned capital, which would be repaid by SCC over time. The SCC notes were non-interest bearing, non-negotiable and non-transferable. The SCC notes were structured to produce no possible profit or appreciation.

In its analysis of the application of Reves to the SCC notes, the SCC no-action request parallels this no-action request in many important respects. With respect to the first Reves factor, the SCC no-action request states:

> There is no purpose or motive to earn a dividend or interest or any return at all. Had there been a desire for new stockholders to earn a return, they would have not initially even entered into the non-income earning main purpose of the transaction in the first place; their main motivation is to participate in the shared facilities. Accordingly, an entity's withdrawal from the arrangement does not change the "motivation." The entire arrangement including the

> withdrawal produces no profits or appreciation. Certainly the Subordinated Notes which might be issued in the future to evidence the holdback could not be deemed to have been conceived by any "motivation" to earn a profit as they will be non-negotiable, non-transferable and non-interest bearing.

Service Centers Corporation at 10.

With respect to the second Reves factor, the SCC no-action request concludes:

> Accordingly, not only is there no public distribution, but it is clear from the lack of return and the lack of opportunity to realize appreciation that such an offering would hardly be of interest to an "investor" or to the general public. This is a commercial, business arrangement—not an investment scheme. It is difficult to separate the discussion of this second Reves factor from its first factor. It is clear that the motivation to buy the Common Stock and contribute additional paid-in capital is stimulated by commercial and business purposes and not at all by any investment purposes. The joining together of businesses to share facilities in which there is no return or expectation of profit indicates a quintessential mercantile-commercial, non-security (i.e., non-investment) transaction.

Id. at 11.

With respect to the third Reves factor, the SCC no-action request states:

> With respect to the third factor discussed in Reves, the "reasonable expectations [or perceptions] of the investing public," it is also clear that here the overall arrangement is such that there can be no reasonable expectations of profit or of earning a return or enjoying any appreciation from an investment. No interest is paid and no dividends are paid on the sums contributed to, in effect, gaining access to the shared branch office facilities. Thus, the stock and the capital contributions represent, respectively, the entry mechanism and the working capital to support that credit unions [sic] proportionate share of its own members' activities. They are not an investment in the Reves sense with its implications of return, profit and appreciation as indicia of a "security" within the meaning of the federal securities acts.

Id. at 12.

The SCC stock and notes do differ from the Notes insofar as the fourth Reves factor is concerned since credit unions are subject to federal regulation. However, as discussed above, this alone cannot provide a sufficient basis for considering the Notes to be securities.

In granting SCC the requested no-action relief, the Staff stated:

> In arriving at this position, we note in particular that (1) the Common Stock does not possess most characteristics of a security, such as ordinary dividend rights and unrestricted transferability, (2) there is no potential for appreciation in value for the Common Stock and the related capital contributions, (3) the Common Stock will represent only membership interests in a corporation operated on a cooperative basis, (4) the Notes will represent loan transactions that will be entered into on the same terms as any other commercial loan, and (5) no interest will be paid by the Company with respect to the Subordinated notes and the Subordinated Notes will not be transferable or negotiable.

Id. at 29.

The attributes of the Notes match up well with the factors particularly noted by the Staff in Service Center Corporation. The Notes (i) are not transferable or negotiable, (ii) provide no potential for appreciation in value and (iii) bear no interest.

CanAccord Capital Corporation (publicly available January 18, 2002) ("CanAccord") involved five-year, interest-free term notes issued by a governmental agency in Quebec, Canada. Pursuant to a program allowing persons to immigrate to Canada, prospective immigrants were required to "invest" a certain amount of money over a five-year period, and received a note to evidence that "investment." The notes represented only the right to receive back the capital invested, without interest, appreciation or profit of any kind, at the end of the five-year period.

In its analysis of the application of Reves to the CanAccord notes, the CanAccord no-action request parallels this no-action request in many important respects. With respect to the first Reves factor, the CanAccord no-action request states:

> The first element of the Reves test, the motivation of the seller, can be addressed as follows. In our case, although the seller's motivation in issuing the Term Note is to finance the Program, it is clear that the buyer's (i.e., the immigrant investor's) primary motivation is not one of profit. The Program does not pay interest to the immigrant investor over the 5-year term of the Term Note; rather, the immigrant investor can only expect to receive his or her capital at the end of the 5-year term without any capital appreciation. Consequently, there is no way that the investor can

receive a profit on his or her investment in the Program. Therefore, on our facts, it appears that the investor is not induced to make the investment for reasons of profit, but rather for the primary reason of securing favorable immigration status in Canada while not losing his or her investment. Since the Term Note earns no interest, there is no profit potential of the investment beyond the return of the initial capital. In our case, therefore, since there is no interest component of the Program at all, one cannot reasonably conclude that the immigrant investor's primary motivation in participating in the Program is to earn interest. Rather, the immigration motivation is the primary one. In conclusion, the Commission no-action letters analyzing various kinds of notes under the Reves test support our opinion that the Notes are not securities under the Securities Acts.

CanAccord Capital Corporation at 5.

With respect to the second Reves factor, the CanAccord no-action request states:

[T]he Program is not intended to be a vehicle for trading, speculation or investment. Presumably, an investor . . . who was primarily intending to procure a speculative investment with risk and, therefore, potential return could choose a wide range of alternative investments with a much higher speculative component than the Program offers. Rather, the Program is designed to provide to the immigrant investor the opportunity to secure permanent residence without losing his or her investment. First, the notes are not effective instruments for speculation or investment as there is no upside opportunity available. Further, as there is no interest component at all, the Program could not reasonably be characterized as an investment vehicle. Second, many alternative investments are available offering more promising returns. In essence, the investment component of the Program is incidental to the primary motivation for the immigrant investor making the indirect loan to the legally eligible borrowing corporation, that of securing permanent residence.

This second element of the Reves test has also been interpreted such that the "commonly traded" factor is satisfied if the instrument is "offered and sold to a broad segment of the public". . . .In our case, the Program will potentially be marketed throughout the U.S., suggesting that this factor may be satisfied. However, although it may be argued that the instruments are being "commonly traded" in that they may be considered to be offered to

> a broad segment of the public, still, they are not being marketed as investment vehicles.

Id. at 5-6 (citation omitted).

With respect to the third Reves factor, the CanAccord no-action request acknowledged that the CanAccord notes were described to the public as "investments" (unlike the Notes that are the subject of this no-action request), but nonetheless argued that they were not viewed by the public as such, stating:

> The third element of the Reves test, the reasonable expectations of the investing public, can be analyzed as follows. The Program is marketed using the term "investment" in the advertising literature. . . .
>
> However, in our case a reasonable person could easily question the characterization of the Program as an investment. . . . Although it is true that the Program is marketed as an "investment," we believe that the countervailing factor of the investor's true motivation in making the capital injection . . ., that of securing permanent residence in Canada, negates that characterization.

Id. at 6.

The CanAccord notes do differ from the Notes insofar as the fourth Reves factor is concerned, since the notes are fully secured and subject to a Canadian regulatory scheme. However, as discussed above, this alone cannot provide a sufficient basis for considering the Notes to be securities.

As with the SCC no-action request, the emphasis that runs throughout the Reves analysis in the CanAccord no-action request is the same as presented herein – that instruments which can produce no profits or appreciation cannot be considered investments, and thus cannot be considered "notes" under Reves and therefore securities under the Securities Acts.

Howey

If the Loans are not deemed to constitute "notes" under the Securities Act, then whether or not the Loans are "securities" under the Securities Acts would depend upon whether the Loan agreement would constitute an "investment contract" under the Securities Act. The U.S. Supreme Court in Howey established a test for determining whether an agreement or arrangement constituted an "investment contract" (and, thus, a "security") under the Securities Act.

According to the Howey Court, an investment contract under the Securities Act arises from:

1. an investment of money due to
2. an expectation of profits arising from
3. a common enterprise
4. which depends solely on the efforts of a promoter or third party.

328 U.S. at 301

Unlike the Reves test, the Howey test does not involve a weighing of multiple factors that may lead to different conclusions. Each of the four elements of the Howey test is required in order for the instrument or arrangement in question to constitute an "investment contract" subject to the Securities Acts. If one of the factors is not satisfied, then the instrument or arrangement is not a security. Thus, the lack of expectation of profits from the Loans, in and of itself, is sufficient to preclude the Loans from being securities under the Securities Acts. As described above, the Notes will not provide any "expectation of profits," as that phrase has been interpreted by U.S. Supreme Court, and, therefore, will not meet the Howey test.

For the reasons set forth above, it is our opinion that the Loans will not constitute "investment contracts" under the Securities Acts.

III. CONCLUSION

Based on the foregoing, it is our opinion that the Loans and any Notes will not constitute securities under the Section 2(a)(1) of the Securities Act, and we request that the Division of Corporation Finance advise us that it will not recommend to the Commission that it take any enforcement action against our client or the Company if, in the circumstances described herein, any offers and sales of the Loans or any promissory notes issued by artists to their lenders in connection with the Loans are made without being registered with the Commission under Section 5 of the Securities Act.

If you have any questions with respect to this request or require any additional information, please contact the undersigned at 212-404-8733.

Very truly yours,



Edwin T. Markham